mwe.com David Huberman Attorney at Law dhuberman@mwe.com +1 312 984 6887

July 29, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Patrick Fullem
Ms. Asia Timmons-Pierce
Ms. Mindy Hooker
Mr. Kevin Woody

Re:	ParaZero Technologies Ltd.

Amendment No. 2 to Registration Statement on Form F-1

Filed July 19, 2022

File No. 333-265178

Dear Mr. Fullem:

On behalf of ParaZero Technologies Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 25, 2022, relating to the above referenced Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-265178) filed by the Company on July 19, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 3 to the Registration Statement on Form F-1 (“Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used but not defined herein have the meanings given to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form F-1 filed July 19, 2022

General

1.

We note that Exhibits 4.1, 4.2, 4.3 and 4.4 each contain a forum selection provision. If these provisions require investors in this offering to bring any such action, proceeding, or claim in the courts identified in such provisions, please disclose such provisions in your registration statement, and disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. If the provisions apply to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the relevant exhibit states this clearly.

Response: In response to the Staff’s comment, an additional risk factor has been included in Amendment No. 3 regarding the forum selection provisions in the Warrants, Pre-Funded Warrants and Additional Warrants. In addition, these provisions in the form of warrants filed as Exhibits 4.1, 4.3 and 4.6 have been revised to clarify that they will not limit or restrict the forum in which a holder of the Warrants, Pre-Funded Warrants or Additional Warrants may bring a claim under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

U.S. Securities and Exchange Commission
July 29, 2022

The Company notes that the forum selection provisions in the form of warrant agent agreements filed as Exhibits 4.2 and 4.4 are not exclusive. Therefore, the Company respectfully believes that such provisions do not need to be revised and the disclosure of such provisions is not necessary in Amendment No. 3.

2.	We note that the warrant agreements filed as Exhibit 4.2 and Exhibit 4.4 each contain a jury trial waiver provision. Please revise your disclosure in the prospectus to address the following:

●	Include a description of the provision in the Risk Factors section of the prospectus.

●	Clearly state whether or not this provision applies to claims under federal securities laws. If so, please also state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder. If this provision is not intended to apply to federal securities law claims, ensure that the provision in your warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the federal securities laws.

●	Highlight the material risks related to this provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you.

●	Clarify whether the provision applies to purchasers in secondary transactions.

Response: In response to the Staff’s comment, the form of warrant agent agreements filed as Exhibits 4.2 and 4.4 have been revised to remove the jury trial waiver provisions.

Exhibit 5.2, page II-5

3.	It does not appear that counsel has opined on the Pre-Funded Warrants. Please advise or have counsel revise the opinion to opine on the Pre-Funded Warrants.

Response: In response to the Staff’s comment, the opinion filed as Exhibit 5.2 has been revised to cover the Pre-Funded Warrants.

Please contact me at (312) 984-6887 or Ze’-ev Eiger at (212) 547-5470 if you have any questions or require any additional information in connection with this letter or Amendment No. 3.

Sincerely,

/s/ David Huberman

cc: Boaz Shetzer, Chief Executive Officer